December 19, 2007

VIA FEDEX/TELECOPY (202) 772-9218 and Edgar

Perry J. Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F. Street, NE
Washington, D.C. 20549-6010

    RE:	Thomas & Betts Corporation
	Definitive Form 14A
	Filed March 13, 2007
	File No. 001-04682

Dear Mr. Hindin:

As requested in your follow-up comment letter dated December 5, 2007, this letter contains Thomas & Betts Corporation`s (hereinafter
`Thomas & Betts`, `Corporation`, `we` or `our`) responses to your second comment concerning our 2006 Definitive Form 14A filing.

8.	Annual Incentive Compensation, Page 22

	You have not provided quantitative disclosure of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. You should disclose the specific profitability and working capital targets used to determine incentive amounts. To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information, under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Please provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

	Management`s Response:

	In future filings we will provide our annual incentive plan performance measures, including their quantitative terms, for each named executive officer. These disclosures will also include the relative weighted percentages associated with each measure for each named executive. The analysis accompanying these disclosures will discuss what level of company performance is necessary to achieve minimum, expected or target, and maximum incentive payouts under the incentive plan. We will also discuss correlations between the current incentive goals and historical cash incentive objectives and practice.

	In responding to the above comments, the Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to our proxy filing, and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have questions regarding our responses, please contact me directly.


				Sincerely,



				W. David Smith, Jr.